SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 5

Spectrum Brands Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

40434J100

(CUSIP number)

Roland T. Kelly

Associate General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person authorized to receive notices and communications)

July 13, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No 40434J100	13D

1	Name of Reporting Person: Jefferies Financial Group Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,514,477
	8	SHARED VOTING POWER: 13,152
	9	SOLE DISPOSITIVE POWER: 7,514,477
	10	SHARED DISPOSITIVE POWER: 13,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,527,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.1%
14	TYPE OF REPORTING PERSON: HC, CO

This Amendment No. 5 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014, November 26, 2014, March 27, 2017 and February 27, 2018 (the “13D”), and is filed by Jefferies Financial Group Inc. (formerly, Leucadia National Corporation, “Jefferies”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands Holdings, Inc. (formerly, HRG Group, Inc., “Spectrum”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the 13D.

Item 1.	Security and Issuer.

Spectrum Brands Holdings, Inc.

3001 Deming Way, Middleton, Wisconsin 53562

Common Stock, par value $0.01 per share

Item 5.	Interest in Securities of the Issuer.

On July 13, 2018, the Merger and the other transactions described in Amendment No. 4 to 13D were consummated and Jefferies acquired 7,965 shares of Common Stock in respect of 7,965 shares of common stock of Spectrum Brands Legacy, Inc. (formerly, Spectrum Brands Holdings, Inc.) as merger consideration. The following sets forth the number of shares of Common Stock as to which Jefferies currently has:

Sole power to vote or to direct the vote: 7,514,477

Shared power to vote or to direct the vote: 13,152

Sole power to dispose or to direct the disposition of: 7,514,477

Shared power to dispose or to direct the disposition of: 13,152

As of the date hereof, Jefferies beneficially owns 7,527,629 shares of Common Stock representing approximately 14.1% of Spectrum’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018

Jefferies Financial Group Inc.

BY:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and
Assistant Secretary